SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

MECHEL OAO
 (Exact name of issuer of deposited securities as specified in its charter)

RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-1905
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
+1-302-738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts, each ADS representing one ordinary share, nominal value 10 rubles per share, of Mechel OAO	200,000,000	$0.05	$10,000,000	$1288
*
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

**	All of which was paid in connection with the initial filing of the Registration Statement with the Commission.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included filed herewith as Exhibit (a)(4), which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference Sheet

Item, Number and Caption			Location in Form of American Depositary Receipt Previously Filed as Prospectus

1.	Name and address of Depositary		Introductory Paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, before Introductory Paragraph

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs 15 and 16

	(iii)	The collection and distribution of dividends	Paragraphs 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs 11, 15 and 16

	(v)	The sale or exercise of rights	Paragraph 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraph 12, 15 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 19, 20 and 21

	(viii)	Rights of holders of American Depositary Receipts to inspect the transfer books of the Depositary and the list of holders of American Depositary Receipts	Paragraph 11

(ix)	Restrictions upon the right to transfer, deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 6 and 8

(x)	Limitation upon the liability of the Depositary	Paragraphs 13, 18, 24 and 25

3.	Fees and Charges	Paragraph 7

Item 2. AVAILABLE INFORMATION

Item, Number and Caption	Location in Form of American Depositary Receipt Previously Filed as Prospectus

Statement that Mechel OAO is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Agreement.  Deposit Agreement, dated as of July 27, 2004, among Mechel OAO (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). – Previously filed as an exhibit to Registration Statement No. 333-119498 and incorporate herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 1 to Registration Statement No. 333-119498 and incorporate herein by reference .

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 2 to Registration Statement No. 333-119498 and incorporate herein by reference .

(a)(4)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary, as to the legality of the securities being registered. – Filed herewith as Exhibit (d)

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e)

Powers of Attorney for certain directors of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Company.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on April 17, 2014.

For and on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Mechel OAO:

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on April 17, 2014.

MECHEL OAO

By:	/s/ Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Oleg V. Korzhov and Stanislav A. Ploshchenko, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933,  and all post effective amendments thereto and to file the same,  with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on April 17, 2014.

/s/ Igor V. Zyuzin
Igor V. Zyuzin	Chairman and Director

Roger I. Gale	Director

Evgeny V. Mikhel	Director

/s/ Vladimir V. Gusev
Vladimir V. Gusev	Director

/s/ A. David Johnson
A. David Johnson	Director

/s/ Igor S. Kozhukhovsky
Igor S. Kozhukhovsky	Director

/s/ Viktor A. Trigubko
Viktor A. Trigubko	Director

/s/ Alexey G. Ivanushkin
Alexey G. Ivanushkin	Director

/s/ Yury N. Malyshev
Yury N. Malyshev	Director

/s/ Oleg V. Korzhov
Oleg V. Korzhov	Chief Executive Officer

/s/ Stanislav A. Ploshchenko
Stanislav A. Ploshchenko	Senior Vice President for finance

/s/ Donald J. Puglisi
Donald J. Puglisi	Authorized U.S. Representative
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit
Number

(a)(4)                Form of American Depositary Receipt

(d)                Opinion of Counsel to the Depositary

(e)                Rule 466 certification